SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  March, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Dividend Statement" dated on March 27, 2008.

March 27, 2008 (01 page)
For more information, contact:
Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ritelefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – March 27, 2008) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders that the Annual Shareholders’ Meeting held on March 26, 2008, deliberated dividends in the total amount of R$ 350,938,084.56 (three hundred and fifty million, nine hundred and thirty eight thousand, eighty four reais and fifty six cents), based on the balance of accrued profit and dividends and interest on own capital prescript in 2007, recorded in the annual balance sheet of December 31, 2007. The dividends will be paid to common and preferred shareholders registered on Telesp’s book records by the end of the day on March 26, 2008. As of this date, share will be considered as “ex-dividends”.

Type of Shares	Common	Preferred(*)

Value per share: R$	0.650409645544	0.715450610099

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

The corresponding credit will be presented at the Company’s accounting records on March 26, 2008, individualized to each shareholder, based on their position in Telesp’s book records by the end of the day on March 26, 2008, and according the General Shareholders’ Meeting’s decision, the correspondent credit will be made until December 22, 2008, in a date to be published opportunely.

- Interest on Own Capital was approved by the Board of Directors at the Meeting held on December 10, 2007.

The interest on own capital in the amount of R$ 211,000,000.00 (two hundred eleven million reais), and after withholding the income tax of 15%, resulting in the net amount of R$ 179,350,000.00 (one hundred seventy nine million, three hundred fifty thousand reais), were homologated in the General Shareholders’ Meeting held on March 26, 2008, and the correspondent credit will be made until December 22, 2008, in a date to be published opportunely.

	Immune or Exempt	Withholding tax	Taxed Legal Entities
Amount per share (R$)	Legal Entities (gross	(15%)	and Individuals (net
	value)		value)

Common Shares	0.391055975379	0.058658396307	0.332397579072

Preferred Shares (*)	0.430161572917	0.064524235937	0.365637336980

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 27, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director